

07003278

S[illegible] MMISSION

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED MAR 2007 PROCESSING

SEC FILE NUMBER
8- 65961

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CMC Financial Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1291 Galleria Drive, Suite 210
(No. and Street)

Henderson (City) NV (State) 89014 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Jonathan Arens 702-795-7930
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Eide Bailly, LLP
(Name – *if individual, state last, first, middle name*)

24 Second Ave. SW (Address) Aberdeen (City) SD (State) 57402 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 20 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

3/19/07

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jonathan Arens, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CMC Financial Services, Inc., as of February 28, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Notary Public - State of Nevada
County of Clark
KIMBERLY ANN LESTER
My Appointment Expires
No: 05-97370-1
May 31, 2009

Kimberly Ann Lester
Notary Public

Signature

FINOP
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FINANCIAL STATEMENTS
DECEMBER 31, 2006 AND 2005

CMC FINANCIAL SERVICES, INC.

CMC FINANCIAL SERVICES, INC.

Table of Contents


EideBailly
CPAs & BUSINESS ADVISORS

INDEPENDENT AUDITOR'S REPORT

CMC Financial Services, Inc.
Henderson, Nevada

We have audited the accompanying statements of financial condition of CMC Financial Services, Inc. (an S corporation) as of December 31, 2006 and 2005, and the related statements of income, changes in stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2006 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we do not express such an opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CMC Financial Services, Inc. at December 31, 2006 and 2005, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2006 in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Eide Bailly LLP

Aberdeen, South Dakota
February 28, 2007

www.eidebailly.com
24 Second Ave. SW ▮ PO Box 430 ▮ Aberdeen, South Dakota 57402-0430 ▮ Phone 605.225.8783 ▮ Fax 605.225.0508 ▮ EOE

CMC FINANCIAL SERVICES, INC.
STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2006 AND 2005

	2006	2005
ASSETS		
Current assets		
Cash	$ 332,382	$ 731,579
Marketing support fee receivable	9,966	-
Sales commission receivable	21,594	77,542
Other	24,973	36,125
Total current assets	388,915	845,246
Furniture, fixtures, and equipment, net	165,960	156,583
	$ 554,875	$ 1,001,829
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities		
Accounts payable and accrued expenses	$ 224,766	$ 379,689
Long-term liabilities		
Commissions payable	8,731	11,474
Total liabilities	233,497	391,163
Stockholders' equity		
Common stock, $0.01 par value: 7,500,000 authorized, 2,500 issued and outstanding	25	25
Paid-in capital	321,353	209,975
Retained earnings	-	400,666
	321,378	610,666
	$ 554,875	$ 1,001,829

See Notes to Financial Statements.

CMC FINANCIAL SERVICES, INC.
STATEMENTS OF INCOME
YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004

	2006	2005	2004
REVENUE			
Management fees	$ 917,005	$ 1,107,972	$ 1,603,626
Sales commission	3,859,737	4,505,252	1,060,494
Marketing support fee	1,588,177	1,738,360	407,882
Other	4,861	829	72
TOTAL REVENUE	6,369,781	7,352,413	3,072,074
EXPENSES			
Compensation and payroll related expenses	2,286,024	1,839,631	1,330,842
Advertising and promotion	232,990	813,599	383,475
Professional fees	175,687	231,967	286,856
Travel expense	270,246	214,069	108,930
Rent expense	148,383	106,960	64,352
Office expense	159,476	161,629	45,991
Dues and subscriptions	2,423	22,282	74,025
Licenses	85,092	75,027	31,921
Computer	42,976	76,474	26,369
Soliciting dealer expense	2,733,603	1,363,128	-
Other	82,169	23,989	43,553
TOTAL EXPENSES	6,219,068	4,928,755	2,396,314
NET INCOME	$ 150,713	$ 2,423,658	$ 675,760

See Notes to Financial Statements.

CMC FINANCIAL SERVICES, INC.
STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004

	Common Stock Shares	Common Stock Par Value	Additional Paid - in Capital	Retained Earnings	Total
BALANCE, JANUARY 1, 2004	2,500	$ 25	$ 9,975	$ -	$ 10,000
DISTRIBUTIONS	-	-	-	(333,753)	(333,753)
NET INCOME	-	-	-	675,760	675,760
BALANCE, DECEMBER 31, 2004	2,500	25	9,975	342,007	352,007
ADDITIONAL CAPITAL CONTRIBUTED	-	-	200,000	-	200,000
DISTRIBUTIONS	-	-	-	(2,364,998)	(2,364,998)
NET INCOME	-	-	-	2,423,657	2,423,657
BALANCE, DECEMBER 31, 2005	2,500	25	209,975	400,666	610,666
ADDITIONAL CAPITAL CONTRIBUTED	-	-	400,000	-	400,000
DISTRIBUTIONS	-	-	(288,622)	(551,378)	(840,000)
NET INCOME	-	-	-	150,713	150,713
BALANCE, DECEMBER 31, 2006	2,500	$ 25	$ 321,353	$ -	$ 321,379

See Notes to Financial Statements.

CMC FINANCIAL SERVICES, INC.
STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004

	2006	2005	2004
OPERATING ACTIVITIES			
Net income	$ 150,713	$2,423,658	$ 675,760
Adjustments to reconcile net income to net cash from operating activities			
Depreciation	40,687	11,969	-
Change in assets and liabilities			
Management Fees Receivable	-	97,463	(97,463)
Marketing Support Fee Receivable	(9,966)	12,097	(12,098)
Sales Commission Receivable	55,948	(46,089)	(31,453)
Other	11,152	(18,377)	(17,485)
Accounts payable and accrued expenses	(157,666)	269,598	121,302
Net cash provided by operating activities	90,867	2,750,319	638,563
INVESTING ACTIVITIES			
Furniture, fixtures, and equipment acquisitions	(50,064)	(168,552)	-
Net cash provided by investing activities	(50,064)	(168,552)	-
FINANCING ACTIVITIES			
Capital contributions	400,000	200,000	-
Distributions paid	(840,000)	(2,364,998)	(333,753)
Net cash used for financing activities	(440,000)	(2,164,998)	(333,753)
Net increase in cash	(399,197)	416,769	304,810
Cash at beginning of period	731,579	314,810	10,000
Cash at end of period	$332,382	$ 731,579	$ 314,810

See Notes to Financial Statements.

NOTE 1 – PRINCIPAL ACTIVITY AND SIGNIFICANT ACCOUNTING POLICIES

Principal Business Activity

The Company's principal business activity is the sale of interests in Desert Capital REIT, Inc. (the "REIT"), real estate investment trust and raising capital to be placed on loans originated and serviced by Consolidated Mortgage, a subsidiary of Desert Capital REIT, Inc. which are related parties.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash

The Company places its temporary excess cash with high quality financial institutions. Such deposits may exceed the FDIC insurance limits.

Receivables

Accounts receivable consist primarily of receivables from the REIT and Consolidated Mortgage for sales of REIT shares and capital raised.

Revenue Recognition

Commissions and marketing support fees from the sale of securities are recorded on a settlement-date basis. Fees for raising capital for Consolidated Mortgage are recorded when the corresponding loan that the capital is placed on is recorded.

Advertising

The Company expenses advertising and related costs as incurred.

Furniture, Fixtures, and Equipment

Furniture, Fixtures, and Equipment are stated at cost. Depreciation and amortization is computed on a straight line basis over estimated useful lives of 3-7 years.

Income Taxes

The Company has elected to be taxed as an S Corporation, which provides that, in lieu of corporate income taxes, the stockholder will separately account for the company's items of income, deduction, loss and credits. As a result of the election, all income or loss of the Company will ultimately be reportable by the shareholder of the Company. Therefore, no income tax liability or expense has been recorded in these financial statements.

(continued on next page)

NOTE 2 – FURNITURE, FIXTURES, AND EQUIPMENT

Furniture, fixtures, and equipment consisted of the following at December 31, 2006 and 2005:

	2006	2005
Furniture and fixtures	$ 156,281	$ 156,281
Equipment	62,335	12,271
	218,616	168,552
Less accumulated depreciation	52,656	11,969
	$ 165,960	$ 156,583

Depreciation expense was $40,687 and $11,969 for 2006 and 2005, respectively.

NOTE 3 – RETIREMENT PLAN

The Company offers a SIMPLE IRA plan to its employees. The company matches employee contributions dollar for dollar up to 3% of their compensation for the year. The amount matched by the Company is expensed in the same period that the corresponding employee contributions are made. The Company's expense for matching contributions for 2006, 2005 and 2004 was $31,268, $29,980, and $18,945 respectively.

NOTE 4 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1) which requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2006 and 2005, the Company had net capital of $101,162 and $340,417, respectively, which was $85,595 and $315,103 in excess of its required net capital of $15,566 and $25,314, respectively. The Company's ratio of debt to net capital at December 31, 2006 and 2005 was 2.31 to 1 and 1.12 to 1, respectively.

NOTE 5- CONCENTRATIONS

The Company is subject to concentrations in the volume of business transacted with Consolidated Mortgage and the REIT. If there was a total or partial loss of the business relationship between the Company and Consolidated Mortgage or the REIT, severe financial impact would result.

The Company is also subject to concentrations in revenue from the raising of capital for Consolidated Mortgage and the sale of REIT securities. If there was a sudden decline in the amount of capital raised for Consolidated Mortgage or volume of REIT security sales, the Company's revenue stream would be severely impacted.

(continued on next page)

NOTE 6– COMMITMENTS AND CONTINGENCIES

The Company has operating leases for office equipment. The monthly lease payments are $2,192 and will expire on August 1, 2010 and September 1, 2011. The Company leases its office space under a noncancelable operating lease from a related party. The lease expires in July 2010. The minimum lease commitments at December 31, 2006 under these leases are due as follows:

Years ending December 31,	
2007	$ 175,152
2008	175,152
2009	175,152
2010	97,808
2011	12,864

The total lease expense included in the income statements was $148,383, $106,960 and $64,352 for the years ended December 31, 2006, 2005 and 2004, respectively

NOTE 7– RELATED PARTIES

The Company directs and oversees the sale of the REIT's equity securities and receives a commission based on the sale of these securities. The Company is an affiliate of the REIT, as they have common officers and directors. As of December 31, 2006, 2005 and 2004, the Company had earned $5,447,914, $6,243,612, and $1,468,376, respectively in commissions from the REIT and $31,561, $77,542, and $43,551 was still receivable at the end of 2006, 2005 and 2004.

The Company raises capital for loans originated by Consolidated Mortgage and is compensated based on the amount of loans funded by Consolidated Mortgage. The Company is a related party to Consolidated Mortgage because they have similar management. As of December 31, 2006, 2005 and 2004, the Company had earned $917,005, $1,107,972, and $1,603,626 respectively, in fees from Consolidated Mortgage and $0 was still receivable on December 31, 2006 and 2005.

The Company also leases approximately 5,785 square feet of office space from DCR Galleria LLC, a wholly owned subsidiary of the REIT. The lease expense to DCR Galleria for 2006 was $140,403 and $48,801 for 2005.

# # # # #

CMC FINANCIAL SERVICES, INC.
COMPUTATION OF NET CAPITAL, BASIC NET CAPITAL REQUIREMENT AND AGGREGATE INDEBTEDNESS - SCHEDULE I
DECEMBER 31, 2006

	2006
NET CAPITAL	
Total stockholders' equity	$ 321,378
Liabilities subordinated to claims of general creditors	-
Total capital and allowable subordinated liabilities	321,378
Non - allowable costs	220,216
Net capital	$ 101,162
BASIC NET CAPITAL REQUIREMENT	
Liabilities	233,497
Required percent	6.67%
Computed basic net capital requirement	15,566
Minimum net capital required	15,566
Net capital (from above)	101,162
Excess capital over minimum	$ 85,595
COMPUTATION OF AGGREGATE INDEBTEDNESS	
A. Indebtedness	233,497
B. Net capital	101,162
Percent of debt to net capital (A divided by B)	231%

There were no material differences between the audited Computation of Net Capital included in this report and the corresponding schedule included in the Company's unaudited December 31, 2006 Part IIA FOCUS filing.

CMC FINANCIAL SERVICES, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER EXHIBIT A OF SECTION 240.15C3-3
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER SECTION 240.15C3-3
DECEMBER 31, 2006

The Company is exempt from these reporting provisions under 15c3-3 (k) (1).


EideBailly

CPAs & BUSINESS ADVISORS

To the Board of Directors
CMC Financial Services, Inc.
Las Vegas, Nevada

In planning and performing our audit of the financial statements of CMC Financial Services, Inc. ("Company") for the year ended December 31, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements, and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3(e). Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the company in any of the following: (1) making the quarterly securities examinations, counts, verifications, and comparisons; (2) recordation of differences required by Rule 17a-13; (3) complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; or (4) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States. Rule 17-a5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of the inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

www.eidebailly.com
24 Second Ave. SW ▮ PO Box 430 ▮ Aberdeen, South Dakota 57402-0430 ▮ Phone 605.225.8783 ▮ Fax 605.225.0508 ▮ EOE

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all materials respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures were adequate at December 31, 2006 to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934, in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Eide Bailly LLP

Aberdeen, South Dakota
February 28, 2007

END